SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities and Exchange Act of 1934

(Amendment No. 2)

Varsity Group Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

922281100

(CUSIP Number)

Dennis A. McMahon Executive Vice President, General Counsel & Secretary Follett Corporation 2233 West Street River Grove, IL 60171 (708) 437-2305	with a copy to: Brooks B. Gruemmer McDermott Will & Emery LLP 227 West Monroe Street Chicago, Illinois 60606 (312) 984-7700

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

March 27, 2008

(Date of Event Which Requires Filing of this Statement)

If the person filing has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922281100

(1)	Names of Reporting Persons.

VGI Financial Corp.

(2)	Check the Appropriate Box if a Member	(a)	/ /

of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 28,812,471

(8) Shared Voting Power

(9) Sole Dispositive Power 28,812,471

(10) Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

28,812,471

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

60.3%

(14)	Type of Reporting Person (See Instructions)

CO

CUSIP No. 922281100

(1)	Names of Reporting Persons.

Follett Corporation

(2)	Check the Appropriate Box if a Member	(a)	/ /

of a Group (See Instructions)	(b)	/x/

(3)	Sec Use Only

(4)	Source of Funds (see instructions)

WC

(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e).

(6)	Citizenship or Place of Organization

Illinois

Number of Shares Beneficially Owned by Each Reporting Person with:	(7) Sole Voting Power 28,812,471

(8) Shared Voting Power

(9) Sole Dispositive Power 28,812,471

(10) Shared Dispositive Power

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

28,812,471

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

(13)	Percent of Class Represented by Amount in Row (11)

60.3%

(14)	Type of Reporting Person (See Instructions)

CO, HC

                The following constitutes Amendment No. 2 (“Amendment No. 2”) to the Schedule 13D (the original Schedule 13D is referred to herein as the “Schedule 13D”) filed by the undersigned with the Securities and Exchange Commission on March 3, 2008 and amended on March 20, 2008. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms as set forth in the Schedule 13D.

Amendment No. 2 is being filed to report that an additional advance of $62,500 was made by VGI Financial on March 27, 2008 pursuant to the terms of the New Loan Agreement. In addition, pursuant to Section 2 of the Warrant, and as described in Item 4 of the Schedule 13D, the per share exercise price of the Warrant was reduced to $0.16 per share of Common Stock of the Company since the advances under the New Loan Agreement remained outstanding as of April 7, 2008. As a result of the additional advance and the reduced per share exercise price of the Warrant, as of April 7, 2008, VGI Financial and Follett (the “Reporting Persons”) are each deemed to beneficially own 28,812,471 shares of Common Stock of the Company. Items 3, 4 and 5 of the Schedule 13D are supplemented (as shown below) to disclose this information. The Warrant has not been exercised and the Reporting Persons do not directly own any shares of the Common Stock of the Company. The Reporting Persons disclaim beneficial ownership of such shares.

Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby supplemented as follows:

As of April 7, 2008, (a) there are $4,609,995.45 of advances outstanding under the New Loan Agreement, and (b) the Warrant is exercisable for 28,812,471 shares of Common Stock. If VGI Financial were to purchase all shares issuable upon exercise of the Warrant, then VGI Financial would need to make payment to the Company equal to the aggregate exercise price of $4,609,995.45. All funds used to make advances under the New Loan Agreement have been provided to VGI Financial by Follett. If the Warrant is exercised, then it is anticipated that all funds necessary to pay the exercise price will also be provided to VGI Financial by Follett. Follett has provided these funds, and expects to provide any future funds, from its working capital.

Item 4.	Purpose of Transaction.
Item 4 of the Schedule 13D is hereby supplemented as follows:
As of April 7, 2008, advances under the New Loan Agreement are approximately $4,609,995.45.
Item 5.	Interest in Securities of the Issuer.

Item 5 (a), (b), and (c) of the Schedule 13D are hereby supplemented as follows:

(a), (b) As of April 7, 2008, VGI Financial does not directly own any shares of Common Stock. As described in Item 4 of the Schedule 13D, the number of shares of Common Stock issuable pursuant to the Warrant increases as additional advances are made under the New Loan Agreement. As also described in Item 4 of the Schedule 13D, the per share exercise price of the Warrant was reduced by 20% since the advances under the New Loan Agreement remained outstanding as of April 7, 2008. As a result of an additional advance made by VGI Financial of $62,500 on March 27, 2008 and the reduced per share exercise price of the Warrant, the number of shares of Common Stock issuable upon exercise of the Warrant has increased to 28,812,471 shares of Common Stock, which on a fully diluted basis represents 60.3% of the Company’s total outstanding Common Stock. If, after the date hereof, additional advances are made by VGI Financial under the New Loan Agreement, then the number of shares issuable pursuant to the Warrant would also increase. VGI Financial is a wholly owned subsidiary of Follett and, therefore, Follett is also deemed to have beneficial ownership of all shares of Common Stock issuable upon exercise of the Warrant. Follett disclaims beneficial ownership of the shares of Common Stock beneficially owned by it, except to the extent of its pecuniary interest in such shares. The ownership percentages are calculated on the basis of 18,960,655 shares of Common Stock outstanding as of November 8, 2007, as reported by the Company in its Form 10-Q for the quarter ended September 30, 2007, taking into account the dilution resulting from the shares of Common Stock which could be issued pursuant to the Warrant.

To the best of the Reporting Persons’ knowledge, as of April 7, 2008, none of the individuals named in Schedule I to the Schedule 13D beneficially own Common Stock in the Company.

(c) Except for the transactions described above and in Item 4 of Schedule 13D and the amendment filed on March 20, 2008, during the last sixty days there were no transactions in shares of the Common Stock of the Company effected by the Reporting Persons or the individuals named in Schedule I to the Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2008
VGI Financial Corp. By: /s/ Dennis A. McMahon Name: Dennis A. McMahon Its: Secretary
Follett Corporation By: /s/ Denis A. McMahon Name: Dennis A. McMahon Its: Exec. Vice President, General Counsel & Secretary